October 2, 2008

Re:	YPF Sociedad Anónima Schedule 14D-9C filed on July 24, 2008 Schedule 14D-9 filed on Sept. 12, 2008 SEC File No. 5-50107

Ms. Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7410

Dear Ms. Chalk:

I am writing as United States counsel to YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company”).  Thank you for your letter dated September 23, 2008 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the Schedule 14D-9 filed on September 12, 2008 (the “Schedule 14D-9”) of YPF.

I have set forth the Company’s responses to the Staff’s comments in Annex A hereto. To facilitate the Staff’s review, the captions and numbered comments from the Staff’s September 23, 2008 comment letter have been reproduced in bold text in Annex A.

In providing these responses, and in response to the Staff’s request, the Company has acknowledged that:

•	YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Representatives of the Company, its Argentine counsel and I are available to discuss any of the Company’s responses with you at your convenience. In that connection, please do not hesitate to contact me at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

Nicholas A. Kronfeld

cc:	Alejandro D. Quiroga Chief Legal Officer YPF Diego M. Serrano Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz

ANNEX A

Schedule 14D-9 Filed on September 12, 2008

Item 4.  The Solicitation or Recommendation

1.
The Offer to Purchase filed as Exhibit (a)(1)(A)(1) to the Schedule TO-T filed by Petersen Energia Inversora, S.A. and other bidders on September 11, 2008 offers to purchase for cash all outstanding Class A, Class B, Class C and Class D shares held by U.S. persons.  Therefore, your recommendation must be addressed to all holders of the subject classes of securities, not the holders of Class D shares only.  See Item 1012(a) of Regulation M-A.  Please revise.

Response

We acknowledge the Staff’s comment and will amend the Schedule 14D-9 as shown in the attachment hereto.

2.
You incorporate by reference in this section a letter to the CNV included as an attachment to a Form 6-K filed with the Commission on May 28, 2008.  General Instruction D to Schedule 14D-9 indicates that information incorporated by reference into the Schedule must be listed as an exhibit.  In addition, it is not clear whether the report that is also attached to the Form 6-K filed on May 28, 2008 is also being incorporated in response to this Item.  We believe that it should be, since it contains information relevant to the Board’s recommendation.

Response

We acknowledge the Staff’s comment and will amend the Schedule 14D-9 to clarify that the report of the Board of Directors of YPF S.A. regarding the Offer also is incorporated by reference and will include the letter to the CNV and the attached report of the Board of Directors as an exhibit to the Schedule 14D-9, all as shown in the attachment hereto.

3.
Please expand the discussion of the reasons for the Board’s recommendation in favor of tendering.  For example, explain why the fact that the tender offer is being made in accordance with the Company’s by-laws and for cash resulted in the recommendation.

Response

We acknowledge the Staff’s comment and have revised the Schedule 14D-9 as set forth in the attachment hereto.  Under Argentine law, the Board must opine with respect to the reasonableness of the price of a tender offer and make a technical recommendation whether to accept the offer.  The Company has been advised by its Argentine counsel as follows.  Under such law and the Company’s constitutive documents, in making its recommendation with respect to the Offer, the Board of Directors is only required to determine whether the price per share in the Offer meets or exceeds the minimum amount required by the Company’s by-laws and is payable in cash.  The Board’s decision to recommend the Offer solely on the basis of these two criteria is permitted by Argentine law.

4.
We note that the Board lists as one of the reasons for its recommendation in favor of the Offer the fact that “shareholders will receive payment in immediately available funds for all of the ADSs tendered and accepted.”  However, according to the Offer to Purchase, payment in this Offer may be delayed into 2009 as a result of regulatory review by Argentinean anti-trust authorities.  Please revise to explain.

Response

We acknowledge the Staff’s comment and respectfully submit that the recommendation based on shareholders receiving payment in immediately available funds is intended to explain that shareholders will receive cash in exchange for the tender of their shares, not that shareholders will be paid immediately upon a decision to tender their shares.  We have revised the Schedule 14D-9 to clarify that shareholders will be paid in cash and the transaction will not be completed until the relevant regulatory approvals are obtained.

5.
In the report of the Board attached to the Form 6-K filed with the Commission on May 28, 2008, you cite the impending divestiture of Company securities by majority holder Repsol as a factor which may be relevant to the Offer.  Please expand this section to describe how the Board considered the contemplated sales by Repsol of the Company’s securities, and how such actions may impact the tender decision.

Response

We acknowledge the Staff’s comment and respectfully submit that the Board did not consider how any eventual public sale of YPF shares by Respsol YPF, S.A. might be relevant to a holder’s decision whether to tender.  In making its recommendation with respect to the Offer, the Board was required to disclose any possible board action that could be relevant to a holder’s decision whether to accept the Offer and in this connection resolved to disclose the possible sale by Repsol YPF, S.A.

Attachment

Item 1.  Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) relates is YPF Sociedad Anónima, an Argentine sociedad anónima (the “Company”).  The address of the principal executive offices of the Company is Avenida Pte. R. Sáenz Peña 777, C1035AAC Ciudad Autónoma de Buenos Aires, Argentina and the telephone number of the principal executive offices of the Company is (54-11) 4329-2000.

This Schedule relates to the Company’s Class D Shares (the “Class D Shares”), each with a par value of 10 pesos per share and the American Depositary Shares each representing one Class D Share (the “ADSs”).  As of December 31, 2007, there were 393,195,669 Class D Shares outstanding.

Item 2.  Identity and Background of Filing Person.

The filing person is the subject company.  The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Schedule relates to the tender offer by Petersen Energía Inversosa, S.A. (together, with certain of its affiliates, “Petersen”) , a Spanish sociedad anónima to purchase any and all outstanding ADSs or Class D Shares represented thereby that are not owned by Petersen or Repsol YPF, S.A., a Spanish sociedad anónima (together with certain of its affiliates, “Repsol”) at a purchase price of $49.45 per ADS or Class D Share represented thereby (the “Offer Price”), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated as of September 11, 2008, as amended by Amendment No. 1 to the Schedule TO filed by Petersen with the Securities and Exchange Commission (the “SEC”) on September 29, 2008 (the “Offer to Purchase”), and the related letters of transmittal (together, the “Offer”).  The Offer is being made in conjunction with an offer by Petersen in Argentina for all outstanding Class A, Class B, Class C and Class D Shares (but not ADSs).  The price offered in the Argentine Offer is the same as the Offer Price in the Offer, payable in Argentine pesos in the case of the Argentine Offer.

On  May 20, 2008, Petersen announced its intention to make the Offer and on September 11, 2008, Petersen made the Offer to Purchase to our shareholders and filed the Offer to Purchase with the ~~Securities and Exchange Commission (the “SEC”)~~ SEC. On September 29, 2008, Petersen amended the Offer to Purchase by filing Amendment No. 1 to the Schedule TO with the SEC.  The Offer is scheduled to expire at 5:00 p.m. New York time on  October 20, 2008.

Petersen’s address, as set forth in the Offer to Purchase, is Cerrito 740, 11 Piso, (C1010AAP) Buenos Aires, Argentina.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

The information set forth under Section 11 “Background of the Offer – Past Contacts, Transactions, or Negotiations with YPF” in the Offer to Purchase is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

Recommendation of the Company Board

The Board of Directors (the “Board”) has unanimously determined to recommend that the Company’s stockholders (other than Petersen and Repsol) tender their Class A, Class B and Class C Shares and ADSs or Class D Shares represented thereby in the Offer because (i) the Offer Price complies with the minimum price provisions in article seven of the Company’s bylaws pursuant to which the Offer is being made and (ii) shareholders will receive payment in ~~immediately available funds for all of the ADSs tendered and accepted~~cash for all of the securities tendered and accepted.  Payment is conditioned on receipt of the Required Regulatory Approval (as defined in the Offer to Purchase) prior to January 15, 2009.  In making this recommendation, the Board did not consider any matters other than the foregoing two factors.  In particular, the Board did not obtain a valuation of the Company and did not consider whether the Offer Price was fair from a financial perspective.

A copy of a letter from the Company to the National Securities Commission of Argentina ~~communicating the~~and its attached recommendation of the Board ~~was filed with the SEC on May 28, 2008 on Form 6-K and is~~regarding the Offer are included as exhibits to this Schedule 14D-9 and are incorporated herein by reference.

Intent to Tender

After reasonable inquiry and to its best knowledge, the Company understands no director or executive officer of the Company intends to tender, sell or hold ADSs or Class D Shares represented thereby.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

Neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6.  Interest in Securities of the Subject Company.

No transactions in the ADSs or the Class D Shares represented thereby have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

The Company is not now undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of any of the Company’s securities by the Company, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There is no transaction, resolution of the Board, agreement in principle or signed contract that has been entered into in response to the Offer that relates to or would result in one or more of the events referred to in the previous paragraph.

Item 8.  Additional Information.

None.

Item 9.  Exhibits.

(e)(1) Share Purchase Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.*

(e)(2) Shareholders’ Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.*

(e)(2) Registration Rights Agreement, dated as of February 21, 2008, by and among YPF Sociedad Anónima, Repsol YPF, S.A., Petersen Energía S.A., HSBC Bank plc, as collateral agent, Credit Suisse, London Branch, as administrative agent, and certain other parties named therein*

(e)(3) First Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey*

(e)(4) Second Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey*

(e)(5) Seller Credit Agreement, dated as of February 21, 2008, among Petersen Energía, S.A., Repsol YPF, S.A. and The Bank of New York, as collateral agent*

(e)(6) Direct Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Credit Suisse International, Goldman Sachs International Bank, BNP Paribas, Banco Itaú Europa, S.A., Petersen Energía, S.A., Credit Suisse, London Branch and HSBC Bank plc, as collateral agent*

(e)(7) Assignment of Dividend Rights Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía, S.A. and YPF S.A.*

(e)(8) Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía Pty Ltd, Enrique Eskenazi, Sebastián Eskenazi, Matías Eskanezi Storey and Ezequiel Eskenazi Storey*

(e)(9) Letter Agreement, dated as of February 21, 2008, among YPF Sociedad Anónima, Petersen Energía Pty Ltd. and Repsol YPF, S.A.*

(e)(10) Letter Agreement, dated as of February 5, 2008, between YPF Sociedad Anónima and Repsol YPF, S.A.*

(e)(11) Intercreditor Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A, Credit Suisse International, Goldman Sachs International Bank, BNP Paribas, Banco Itaú Europa, S.A. Sucursal Financeira Exterior, Petersen Energía, S.A., Petersen Energía PTY, Ltd., Credit Suisse, London Branch, as senior agent and intercreditor agent and HSBC Bank plc, as collateral agent*

(e)(12) Registration Rights Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía, S.A., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey, the Option Administrative Agent (as defined therein) and the Holders (as defined therein)*

(e)(13) Letter from the Company to the National Securities Commission of Argentina, dated as of May 23, 2008, with the attached Report of the Board of YPF S.A. regarding the tender offer submitted by Petersen Energía Inversora S.A..**

*Incorporated by reference to the Schedule 13D/A filed by Repsol YPF, S.A. on February 25, 2008.

**Incorporated by reference to the Form 6-K filed by YPF Sociedad Anónima on May 28, 2008.